AB 9/3

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washingt[on, D.C.]

09042349

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 3 1 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MidAmerica Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 E. 20th Street
(No. and Street)

Joplin (City) MO (State) 64804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaun Young 417-623-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Davis Roderique, CPAs, PC
(Name – *if individual, state last, first, middle name*)

920 E. 15th Street (Address) Joplin (City) MO (State) 64804 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 2 4 2009
CHICAGO REGIONAL OFFICE

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, Shaun Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MidAmerica Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MATT KELLER
MY COMMISSION EXPIRES 05/12/2012
NOTARY PUBLIC NOTARY SEAL
COMMISSION #08553832
JASPER COUNTY
STATE OF MISSOURI

Signature

President
Title

Notary Public

SECURITIES & EXCHANGE COMMISSION
RECEIVED
MAR 24 2009
CHICAGO REGIONAL OFFICE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page. (Balance Sheet)
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note 9)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MidAmerica Financial Services, Inc.
Joplin, Missouri

Table of Contents
December 31, 2008

ROBERT J. BAKER, CPA (1921-2004)
CHARLES L. DAVIS, CPA
WILLIAM F. RODERIQUE, CPA
BILLY G. FELLERS, CPA, MBA
VICKI L. ELLIFF, CPA
TERESA G. FORD, CPA
SEAN CRISSMAN, CPA, CMA, CFM

CERTIFIED PUBLIC ACCOUNTANTS
BAKER DAVIS RODERIQUE
A PROFESSIONAL CORPORATION

Independent Auditor's Report

Board of Directors
MidAmerica Financial Services, Inc.
1007 E. 20th Street
Joplin, Missouri

We have audited the accompanying balance sheet of MidAmerica Financial Services, Inc. (the Company) as of December 31, 2008, and the related statement of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MidAmerica Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Davis Roderique

Baker Davis Roderique, CPAs, PC
Certified Public Accountants

Joplin, Missouri
March 2, 2009

920 East 15th Street — P. O. Box 848 — Joplin, MO 64802-0848
Phone (417) 782-0829 — FAX (417) 623-5333

MidAmerica Financial Services, Inc.
Joplin, Missouri

Balance Sheet
December 31, 2008

Assets

Current assets:	
Cash	$ 44,292
Accounts receivable - registered representatives	24,576
Commisions receivable	3,852
Prepaid insurance	18,739
Total current assets	91,459
Other assets	
Brokerage account (restricted) - Note 4	10,000
Brokerage account (unrestricted) - Note 4	29
Deposits	1,250
Total other assets	11,279
Property and equipment, at cost:	
Furniture, fixtures and equipment	25,601
Less accumulated depreciation	(7,379)
	18,222
Total assets	$ 120,960

Liabilities and Stockholders' Equity

Current liabilities:	
Accounts payable	17,088
Commissions payable	30,412
Accrued expenses	3,391
Income tax payable	8,540
Total current liabilities	59,431
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized; 100 shares issued and outstanding	100
Retained earnings	61,429
Total stockholders' equity	61,529
Total liabilities and stockholders' equity	$ 120,960

See accompanying Notes to Financial Statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Statement of Income
For the year ended December 31, 2008

Sales	
Commissions received	$ 1,048,258
Registered representative income	95,802
Other income	239,752
Investment advisory supervisory income	13,135
Total Sales	1,396,947
Cost of Sales	
Commissions paid	982,490
Clearing costs	30,490
Registered representative expense	16,517
Total cost of sales	1,029,497
Gross Profit	367,450
Operating expenses	
Accounting	6,078
Advertising	309
Attorney fees	332
Bad debts	3,324
Complliance consulting	9,049
Contracted services	4,841
Contributions	715
Depreciation	1,047
Dues and subscriptions	1,520
Insurance	10,513
Internet expense	11,866
Licenses and permits	4,269
Miscellaneous	539
Office expense	8,332
Payroll	138,478
Payroll taxes	14,489
Postage	9,827
Printing and reproduction	1,262
Recruitment fees	3,444
Regulatory fees	57,472
Rent	13,400
Repairs	1,428
Telephone	6,925
Travel and entertainment	23,415
Utilities	1,070
Total operating expenses	333,944
Operating income	33,506
Other Income (expense)	
Interest income	4,969
Other miscellaneous income (expense)	649
Total other income (expense)	5,618
Income before income taxes	39,124
Provision for Income Taxes	8,540
Net Income	$ 30,584

See accompanying Notes to Financial Statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2008

	Common Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2007	$ 100	$ 30,845	$ 30,945
Net income (loss)	--	30,584	30,584
Distributions	--	--	--
Balance at December 31, 2008	$ 100	$ 61,429	$ 61,529

See accompanying Notes to Financial Statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Statement of Cash Flows
For the year ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 30,584
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,047
Changes in:	
Accounts receivable	(10,164)
Commissions receivable	2,126
Prepaid expense	(18,139)
Deposits	(900)
Bank account overdraft	(26,061)
Accounts payable	9,943
Commissions payable	4,009
Accrued expenses	(6,855)
Income taxes payable	8,540
Total adjustments	(36,454)
Net cash provided by operating activities	(5,870)
Cash flows from investing activities:	
Decrease in brokerage account (unrestricted)	1,171
Purchase of property and equipment	(12,273)
Net cash used by investing activities	(11,102)
Cash flows from financing activities:	--
Net increase (decrease) in cash	(16,972)
Cash - beginning of year	61,264
Cash - end of year	$ 44,292

See accompanying Notes to Financial Statements.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Notes to Financial Statements
December 31, 2008
(Continued)

Note 1 — Summary of Significant Accounting Policies

This summary of significant accounting policies of MidAmerica Financial Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of operations — The Company provides services as a registered broker and dealer. Revenues and expenses consist primarily of commissions received and paid, fees received from and paid on behalf of registered representatives, and travel to recruit and oversee registered representatives.

Security trading — On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of accounting — The Company uses the accrual basis of accounting, which is consistent with accounting principles generally accepted in the United States of America.

Cash and cash equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable – registered representatives — Accounts receivable from registered representatives include administrative and supervisory fees charged to the representatives for licensing, continuing education and supervision.

Commissions receivable and payable — Commissions receivable and payable are booked at the time of sale.

Property, plant and equipment — Property, plant and equipment are carried at cost, less accumulated depreciation. Depreciation is computed primarily by use of the straight line method.

When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in current operations.

Maintenance and repairs are charged to operations when incurred. Costs of betterments and renewals are capitalized and depreciated over their estimated useful lives.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Personnel policies — The Company pays its registered representatives on a commission basis and considers registered representatives to be self-employed. No taxes are withheld on commissions paid.

Note 1 — Summary of Significant Accounting Policies — (continued)

Sales – Other income — Other income reported in sales consists of commissions received on mutual fund (12b) transactions.

Capital gains (losses) — The Company does not trade on its own behalf.

Advertising — The Company's policy is to expense advertising costs as the costs are incurred.

Note 2 — Property and Equipment

	Estimated Useful Life	Cost	Accumulated Depreciation	Net Book Value
Equipment	10 yrs.	13,983	6,546	7,437
Furniture and fixtures	10 yrs.	1,480	812	668
Leasehold Improvements	40 yrs.	10,138	21	10,117
Totals		$ 25,601	$ 7,379	$ 18,222

Depreciation charged to operations of property and equipment for 2008 was $1,047.

Note 3 — Related Party Transactions

Stinnett & Young, LLC owns the building that houses the Company's office. Stinnett & Young, LLC shareholders are the current president and vice president of the Company. Total payment to Stinnett & Young, LLC during 2008 was $8,000 for four months of rent.

Note 4 — Restrictions on Cash

The Company is required by its brokerage firm to maintain $10,000 in a house account with them. The balance in this account at December 31, 2008 was $10,029. $10,000 of this amount has been reported as restricted cash under other assets.

Note 5 — Leases

The Company leases its offices for $2,000 per month. The lease is month to month and there is no contract.

Note 6 — Investments

	Value	Haircut
Cash:		
Cash in bank (FDIC insured)	$ 2,058	$ --
Brokerage account (SIPC insured)	10,029	--
Money market account:		
Cash in bank (FDIC insured)	42,234	--
	$ 54,321	$ --

Note 7 — Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness. On December 31, 2008 the Company had net capital of $(1,258), a deficit of $6,258 under the minimum required amount. On December 31, 2008, the Company's percentage of aggregate indebtedness to net capital was (4,723.87)%, which exceeds the limit of 1500% as provided for in SEC Rule 15c3-1.

Note 8 — Control Requirements

There are no amounts, as of December 31, 2008, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 9 — Reconciliation Pursuant to Rule 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2008 there were material differences with respondent's unaudited reports. See page 10 of this report for a comparison of the Computation of Net Capital per the audited financial statements and the unaudited financial statements.

Note 10 — FIN 48

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." The effective date of FIN 48 for certain nonpublic enterprises has been deferred for fiscal years beginning after December 15, 2008. The Interpretation requires that realization of an uncertain income tax position must be estimated as "more likely than not" (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. Further, the Interpretation requires the recognition of tax benefits recorded in the financial statements to be based on the amount most likely to be realized assuming a review by tax authorities having all relevant information. The Interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company expects minimal impact from adoption of this Interpretation.

Note 11 — Income Taxes

The Company had filed its previous tax returns as an S Corporation when the form of its ownership implied that it may have been a C Corporation. Under the Internal Revenue Code, income taxes due should have been accrued and paid at the corporate level in any year that the Company may have been a C Corporation. Those responsible for governance of the Company were notified and income taxes due were accrued for the year ended December 31, 2008, but not for any prior periods.

SUPPLEMENTAL INFORMATION

MidAmerica Financial Services, Inc.
Joplin, Missouri

Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2008

Net Capital	
Ownership equity	$ 61,529
Less non-allowable assets:	
Deposits	1,250
Prepaid insurance	18,739
Receivables from non-customers	24,576
Net fixed assets	18,222
	62,787
Total allowable capital	(1,258)
Less haircuts on investments	--
Total net capital	(1,258)
Minimum Capital Requirement	(5,000)
Excess Over (Under) Minimum Net Capital Requirement	$(6,258)
Total Aggregate Indebtedness	$ 59,431
Ratio of Aggregate Indebtedness to Net Capital	(4723.87)%

See independent auditors' report.

MidAmerica Financial Services, Inc.
Joplin, Missouri

Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2008

	Per Audited Report	Per Unaudited Report
Net Capital		
Ownership equity	$ 61,529	$ 47,733
Less non-allowable assets:		
Deposits	1,250	1,250
Prepaid insurance	18,739	--
Prepaid rent	--	600
Receivables from non-customers	24,576	30,425
Net fixed assets	18,222	6,301
	62,787	38,576
Total allowable capital	(1,258)	9,157
Less haircuts on investments	--	--
Total net capital	(1,258)	9,157
Minimum Capital Requirement	(5,000)	(5,000)
Excess Over (Under) Minimum Net Capital Requirement	$(6,258)	$ 4,157
Total Aggregate Indebtedness	$ 59,431	$ 54,700
Ratio of Aggregate Indebtedness to Net Capital	(4723.87)%	597.36%

Upon performing our audit of the financial statements, we discovered several accounts that needed adjustments. The above comparison details the effects of those adjustments.

See independent auditors' report.

ROBERT J. BAKER, CPA (1921-2004)
CHARLES L. DAVIS, CPA
WILLIAM F. RODERIQUE, CPA
BILLY G. FELLERS, CPA, MBA
VICKI L. ELLIFF, CPA
TERESA FORD, CPA
SEAN CRISSMAN, CPA, CMA, CFM

CERTIFIED PUBLIC ACCOUNTANTS
BAKER DAVIS RODERIQUE
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
MidAmerica Financial Services, Inc.
1007 East 20th Street
Joplin, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

920 East 15th Street — P. O. Box 848 — Joplin, MO 64802-0848
Phone (417) 782-0829 — FAX (417) 623-5333

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 Cont'd.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on March 2, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives, except that the bank reconciliations were incorrect for the last two months of 2008. We consider this to be both a significant deficiency and a material weakness. The Company has already recognized this deficiency and taken corrective action.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties,.

Baker Davis Roderique

Baker Davis Roderique, CPAs, PC
Certified Public Accountants

Joplin, Missouri
March 2, 2009

ROBERT J. BAKER, CPA (1921-2004)
CHARLES L. DAVIS, CPA
WILLIAM F. RODERIQUE, CPA
BILLY G. FELLERS, CPA, MBA
VICKI L. ELLIFF, CPA
TERESA FORD, CPA
SEAN CRISSMAN, CPA, CMA, CFM

CERTIFIED PUBLIC ACCOUNTANTS

BAKER DAVIS RODERIQUE

A PROFESSIONAL CORPORATION

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
MidAmerica Financial Services, Inc.
1007 East 20th Street
Joplin, Missouri

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. as of December 31, 2008 and have issued our report thereon dated March 2, 2009.

In planning and performing our audit of the financial statements and supplemental schedules of MidAmerica Financial Services, Inc. for the year ended December 31, 2008, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011.These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation of policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

920 East 15th Street — P. O. Box 848 — Joplin, MO 64802-0848
Phone (417) 782-0829 — FAX (417) 623-5333

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011 Cont'd.

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties,.

Baker Davis Roderique

Baker Davis Roderique, CPAs, PC
Certified Public Accountants

Joplin, Missouri
March 2, 2009

MidAmerica
FINANCIAL SERVICES, INC.

1007 East 20th Street
Joplin, MO 64804
P 417.623.9500
F 417.623.9557

March 20, 2009

Mr. Shawn Chiddix
FINRA District 4
120 West 12th St., Suite 800
Kansas City, MO 64105

RE: Net Capital Violation.

Dear Mr. Chiddix,

As of December 31, 2008 MidAmerica Financial Services was not in compliance with net capital requirements. This non-compliance was a result of findings by our auditor which are explained in the accompanying letter from their firm. None of the principals of the firm were aware of this problem until it was revealed to the firm by our auditors on 16th of March. The firm is currently in net capital compliance and I have included a copy of our February month end net capital computation. Had MidAmerica been aware of the change in tax status which caused the firm to violate it's net capital requirements the Offices/Principals of the firm would not have authorized, nor paid, bonuses to the firm's Offices/Principals.

MidAmerica will cooperate with FINRA in any manner necessary regarding this matter.

Sincerely,

Shaun D. Young
President/FINOP

Enclosures

MidAmerica Financial Services, Inc.

Net Capital Computation
as of Feb. 28 2009

Total Assets	605,044.82
Minus Total Liabilities	497,640.19
Net Worth	107,404.63
Less Non_Allowable Assets	64,635.03
Tentative Net Capital	42,769.60
Less Haircuts	-
Net Capital	42,769.60
Min Net Cap Req	5,000.00
Excess Net Capital	37,769.60
Excess Net Capital at 120%	36,769.60
Aggregate Indebtedness	497,640.19
AI/Net Capital	1164%

Non-Allowable Assets Schedule

Accts Rec. - RR's	25,070.42
Accts Rec. - Other	1,352.84
MF Commissions Rec. > 30 days	-
Fixed Assets	18,222.24
Prepaid Expenses	18,739.53
Lease Deposit	1,250.00
Total Non-Allowable Assets Schedule	64,635.03

Haircut Schedule

2% Money Market	-

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InProgress | Filing ID: 593811 |

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Member's Notices to FINRA

Net Capital below minimum amount required

SEC Rule 17a-11(b)

Member's Contact Information

Name	MIDAMERICA FINANCIAL SERVICES, INC.
CRD Number	47351
Address	JOPLIN, MO
Phone	417-623-9500
Executive Representative Contact	SHAUN D. YOUNG

FINRA Information for Member

FINRA District Office	Kansas City
FINRA District Phone #	(816) 421-5700
FINRA District Examiner	SHAWN L CHIDDIX
FINRA District Supervisor	JENNIFER LUGINBILL

Notice Information

Name of Person Filing Notice	Shaun Young
Email Address	shaun@mfsinvest.com
Phone Number	4176239500
Date	3/20/2009
Alternate Contact Name	
Phone Number	

On what date was the deficiency discovered by the firm? 3/19/2009
On what date or date range span did the deficiency(ies) occur? 12/31/2008 through 2/27/2009

Please select what caused the firm to be under capital and the reason for the Net Capital Deficiency. Supply the relevant financial information.

☒ **Net Capital is less than 100% of requirement**

What was the firm's Net Capital and Net Capital Requirement on the most current date of deficiency?

Net Capital	$-3,002
Net Capital Requirement	$5,000
Deficiency**	$-8,002

** If you believe the deficiency calculated is incorrect, please check your inputs on the Net Capital and Net Capital Requirement fields.

Did the firm conduct a securities business on the date (dates) of the deficiency? YES

What caused the Deficiency / Problem?

The company has been registered with the IRS as a Sub-S Corp since 1999. Upon completion of our audit and while preparing our tax return our accountants discovered that MidAmerica's Sub-S election was invalid which caused us to record an income tax liability on our books. Had MidAmerica been aware of the change in tax status which caused the firm to violate it's net capital requirements the Offices/Principals of the firm would not have authorized, nor paid, bonuses to the firm's Offices/Principals.

What steps were taken, if any, to correct the Deficiency/ Problem? Include date(s) as appropriate. In addition, if capital contributions were part of corrective action, provide date(s) and amount(s) of contribution(s).

Prior to the discovery of the deficiency MidAmerica had generated enough income to become compliant with its' net capital requirements. No corrective steps were taken.

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ROBERT J. BAKER, CPA (1921-2004)
CHARLES L. DAVIS, CPA
WILLIAM F. RODERIQUE, CPA
BILLY G. FELLERS, CPA, MBA
VICKI L. ELLIFF, CPA
TERESA FORD, CPA
SEAN CRISSMAN, CPA, CMA, CFM

CERTIFIED PUBLIC ACCOUNTANTS
BAKER DAVIS RODERIQUE
A PROFESSIONAL CORPORATION

March 16, 2009

Mr. Shaun Young, President
MidAmerica Financial Services, Inc.
1007 E. 20th Street
Joplin, Missouri

Dear Shaun:

As you know, our audit of MidAmerica Financial Services, Inc. for 2008, resulted in adjustments to the Net Capital Computation. The main adjustment was for the accrual of corporate income tax. While this adjustment was not anticipated by either of us, it was certainly necessary.

The company has been registered with Internal Revenue Service as a Subchapter S corporation since 1999. This type of corporation doesn't pay income taxes. Instead, the corporation's net profit flows out to the stockholders (via Form K-1) and is reportable on their individual income tax returns. The stockholders then pay the appropriate tax based on their individual income tax rates.

After performing most of our audit procedures and while preparing the S corporation tax return (Form 1120S), it came to our attention that the sole stockholder of MidAmerica Financial, Inc. is another corporation. We discussed this with you to see if perhaps the ownership had changed recently. You assured us that the ownership has been the same for several years.

As we discussed, IRS regulations forbid S corporations from having stockholders which are corporations. The penalty for having an ineligible stockholder is the loss of Subchapter S status. This results in the S corporation becoming a regular C corporation. We believe this is the case with MidAmerica Financial Services, Inc.

Since MidAmerica must be treated as a C corporation for 2008, we had to accrue income tax expense based on the profit of the company. This accrual added $8,540 of liabilities to the balance sheet and forced the company out of compliance with regard to its net capital computation. As I mentioned earlier, this adjustment was not anticipated by either of us. You were not aware of the IRS rule. Had you been aware, you could have managed the company's net capital at year end to keep it in compliance.

We regret that our engagement resulted in such a major adjustment to your books. If you have additional questions or concerns, please let us know.

Sincerely,

William F. Roderique, CPA

920 East 15th Street — P. O. Box 848 — Joplin, MO 64802-0848
Phone (417) 782-0829 — FAX (417) 623-5333